EXHIBIT 99.(a)(1)(L)

[communication to be in email format]

We have supplemented and amended the Offer to Exchange distributed to you on July 7, 2005, relating to Ariba’s pending offer to exchange certain employee stock options (the “Offer”), as indicated in the attached Offer to Exchange, to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission. These changes do not alter the financial terms of the Offer.

We have also modified the following attached forms:

•	Notice of Change in Election from Reject to Accept

•	Notice of Change in Election from Accept to Reject

If you wish to change an existing election, you should use the attached forms instead of the corresponding forms distributed to you on July 7, 2005.

Unless you wish to change your election, all forms already submitted to us will be honored and you do not need to resubmit an election form as a result of receiving the amended and supplemented Offer to Exchange.

If you have not yet submitted your Election Forms, please do so as soon as possible. Please note that the Offer terminates on August 5, 2005. All Election Forms must be returned no later than midnight, Pacific Time, on Friday, August 5, 2005.

For additional information about these amendments, or the Offer generally, please send an email to Sorrell Johnson at sjohnson@ariba.com.